                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number  1-2348


                       PACIFIC GAS AND ELECTRIC COMPANY
            (Exact name of registrant as specified in its charter)

                       77 Beale Street, P.O. Box 770000
                        San Francisco, California 94177
                                (415) 973-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, par value $5 per share
           (Title of each class of securities covered by this Form)

          First Preferred Stock, cumulative, par value $25 per share:
                                  Redeemable:
                             7.44%          5% Series A
                             7.04%          4.80%
                             6-7/8%         4.50%
                             5%             4.36%

                            Mandatorily Redeemable:
                               6.57%      6.30%

                                Nonredeemable:
                             6%     5-1/2%     5%

        7.90% Cumulative Quarterly Income Preferred Securities, Series A (liquidation preference $25), issued by PG&E Capital I and guaranteed by
                        Pacific Gas and Electric Company

  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [_]       Rule 12h-3(b)(1)(ii)  [_]
Rule 12g-4(a)(1)(ii)  [_]       Rule 12h-3(b)(2)(i)   [_]
Rule 12g-4(a)(2)(i)   [_]       Rule 12h-3(b)(2)(ii)  [_]
Rule 12g-4(a)(2)(ii)  [_]       Rule 15d-6            [_]
Rule 12h-3(b)(1)(i)   [X]

     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Gas and Electric Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:     January 6, 1997         BY:  /s/ BRUCE R. WORTHINGTON
                                     --------------------------------
                                         Bruce R. Worthington
                                         Senior Vice President
                                         and General Counsel

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